Exhibit 99.1

Tiziana Life Sciences Announces Significant Reduction in Microglia Activation in PET Scan of Moderate Alzheimer’s Patient Treated with Intranasal Foralumab

NEW YORK, May 9, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human anti-CD3 monoclonal antibody, today announced results of a PET scan showing a marked reduction in microglia activation associated with neuroinflammation in a patient suffering from moderate Alzheimer’s disease (AD) who was treated for three months with intranasal foralumab under an expanded access program. The microglial TSPO PET scan revealed a significant decrease in microglia activation, a key indicator of neuroinflammation associated with Alzheimer’s disease progression.

Figure 1.

Figure 1. Decrease in PET signal after foralumab treatment (bottom row) as compared to pre-treatment baseline (top-row). Adapted from Singhal T et al. Clinical Nuclear Medicine 2025 (in press).

The above data was presented by Dr. Howard Weiner at the 2025 AD/PD Conference in Vienna and is featured in the AlzForum. The complete report is contained in Singhal et al, “Dampening of microglial activation with nasal foralumab administration in moderate Alzheimer’s Disease dementia”, Clinical Nuclear Medicine 2025, in press.

Link to article in AlzForum: https://www.alzforum.org/news/conference-coverage/therapies-aim-tame-t-cells-brain

Microglial activation is increasingly recognized as a critical component of neurodegenerative diseases, including Alzheimer’s, secondary progressive multiple sclerosis (MS), amyotrophic lateral sclerosis (ALS), and Parkinson’s disease. In Alzheimer’s, this activation is thought to contribute to disease pathogenesis alongside increased beta-amyloid and tau protein levels. Cognitive decline in AD may have multiple etiologies apart from amyloid and tau accumulation, highlighting the need for treatments beyond amyloid-targeting therapies.

Nasal foralumab, a fully human anti-CD3 monoclonal antibody, has shown efficacy in dampening microglial activation through the induction of Tregs, which travel to the brain and reduce neuroinflammation. This therapeutic effect has been confirmed in animal models and observed in subjects with secondary progressive MS. Nasal foralumab also holds promise as a potential adjunctive therapy to recently approved products that are focused on amyloid reduction.

Dr. Howard Weiner, Co-director of the Ann Romney Center for Neurologic Diseases at Brigham and Women’s Hospital, a founding member of Mass General Brigham healthcare system commented on the findings: “There has been a substantial drop in TSPO signal over the three-month period, suggesting that the foralumab treatment might be reducing microglial activation and this is highly encouraging. This suggests that Foralumab may play a crucial role in mitigating neuroinflammation in Alzheimer’s patients. We are pleased to say we have also not seen any side effects so far in the study and the patient continues to be treated with foralumab.”

Tarun Singhal, M.B.B.S., M.D., Director of the PET Imaging Program in Neurologic Diseases, associate neurologist and nuclear medicine physician at Brigham and Women’s Hospital, added: “We have seen a measurable, widespread reduction in microglial PET signal, which is quite remarkable. This reduction is consistent with what has been seen in patients with multiple sclerosis treated with intranasal foralumab. Further studies incorporating additional cases and PET analytical approaches in moderate Alzheimer’s disease, which is an area of huge unmet need, are urgently needed.”

Dr. Ivor Elrifi, CEO of Tiziana Life Sciences, emphasized the significance of these findings: “This PET scan data represents a critical milestone for Tiziana Life Sciences and underscores our commitment to advancing innovative treatments for Alzheimer’s disease. With no approved therapies currently available for moderate Alzheimer’s, we believe Foralumab holds promise not only as a standalone treatment but also potentially in combination therapies for mild Alzheimer’s disease.”

Gabriele Cerrone, Executive Chairman and Founder of Tiziana Life Sciences commented: “This PET scan result showing a dampening of microglial activation by nasal foralumab in a patient with moderate Alzheimer’s disease, demonstrates the potential for foralumab to fight many neurologic diseases by treating neuroinflammation. This reduction of microglia activation is consistent with the results we have seen in our ongoing study of patients with Secondary Progressive Multiple Sclerosis, who have shown a stabilization or improvement of symptoms of disease through prolonged foralumab treatment.”

Alzheimer’s disease affects over 50 million people globally, with numbers expected to triple by 2050. The urgent need for effective treatments, especially in the moderate stages, highlights the importance of innovative research and development efforts such as those undertaken by Tiziana Life Sciences.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 10 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. The non-active SPMS intranasal foralumab Phase 2 trial (NCT06292923) began screening patients in November of 2023. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

[1] https://www.pnas.org/doi/10.1073/pnas.2220272120

[2] https://www.pnas.org/doi/10.1073/pnas.2309221120

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2024, and other periodic reports filed with the Securities and Exchange Commission.The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

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